                    CENTRAL OHIO COAL COMPANY
                QUARTERLY REPORT PER REQUIREMENTS
             OF HOLDING COMPANY ACT RELEASE NO. 22770
        BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 1995


                             CONTENTS

                                                                          Page
Statements of Income                                                       1

Balance Sheets                                                             2-3

Statements of Retained Earnings                                            4

Statements of Cost of Commercial Coal Sold and Shipped                     5

Analysis of Operating Reserves and Deferred Credits                        6

Information Concerning Capital Improvements                                7

Analysis of Mining Plant in Service                                        8

Information Concerning Operations                                          9

Statements of Cost of Operation                                            10

Schedule of Changes in Coal Inventory                                      11

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

                       CENTRAL OHIO COAL COMPANY
                         STATEMENTS OF INCOME
          BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 1995
                              (UNAUDITED)

                                                                           Three
                                                                           Months
                                             Month Ended                   Ended
                                 July 31,   August 31,  September 30,  September 30,
                                   1995        1995         1995           1995
                                                   (in thousands)
OPERATING REVENUES -
  Sales to Parent . . . . . . .   $6,063      $6,254       $4,372        $16,689

COST OF OPERATION (including
  Depreciation, Depletion and
  Amortization of Mining Plant
  of $616,000 in July,
  $414,000 in August and
  $332,000 in September). . . .    5,819       6,093        4,322         16,234

OPERATING INCOME. . . . . . . .      244         161           50            455

NONOPERATING INCOME . . . . . .       90          76          172            338

INCOME BEFORE INTEREST CHARGES.      334         237          222            793

INTEREST CHARGES - to Parent
  Company . . . . . . . . . . .        4           4            4             12

INCOME BEFORE FEDERAL
  INCOME TAXES. . . . . . . . .      330         233          218            781

FEDERAL INCOME TAX
  EXPENSE (CREDIT). . . . . . .      108          12           (3)           117

NET INCOME. . . . . . . . . . .   $  222      $  221       $  221        $   664

The common stock of the Company is
wholly owned by Ohio Power Company.

                       CENTRAL OHIO COAL COMPANY
                            BALANCE SHEETS
        BY MONTH-END, FOR THE QUARTER ENDED SEPTEMBER 30, 1995
                              (UNAUDITED)

                                               July 31,    August 31,  September 30,
                                                 1995         1995         1995
                                                         (in thousands)

ASSETS
MINING PLANT:
  Mining Plant in Service . . . . . . . . . .   $76,508      $76,157      $75,978
  Construction Work in Progress . . . . . . .         2           51           51
         Total Mining Plant . . . . . . . . .    76,510       76,208       76,029
  Accumulated Depreciation and Amortization .    48,148       48,625       49,157

         NET MINING PLANT . . . . . . . . . .    28,362       27,583       26,872

CURRENT ASSETS:
  Cash and Cash Equivalents . . . . . . . . .     3,470        7,702        8,982
  Accounts Receivable:
    General . . . . . . . . . . . . . . . . .       513          226          473
    Affiliated Companies. . . . . . . . . . .     5,084        4,182        1,933
  Coal. . . . . . . . . . . . . . . . . . . .       184          271          168
  Materials and Supplies. . . . . . . . . . .     6,937        6,936        7,047
  Other . . . . . . . . . . . . . . . . . . .     2,347        2,030        1,773

         TOTAL CURRENT ASSETS . . . . . . . .    18,535       21,347       20,376

DEFERRED INCOME TAXES . . . . . . . . . . . .    16,260       16,313       16,487

REGULATORY ASSETS . . . . . . . . . . . . . .     4,119        4,060        4,012

DEFERRED CHARGES. . . . . . . . . . . . . . .     6,047        6,004        5,989

           TOTAL. . . . . . . . . . . . . . .   $73,323      $75,307      $73,736

                       CENTRAL OHIO COAL COMPANY
                            BALANCE SHEETS
        BY MONTH-END, FOR THE QUARTER ENDED SEPTEMBER 30, 1995
                              (UNAUDITED)

                                               July 31,   August 31,   September 30,
                                                 1995        1995          1995
                                                        (in thousands)
CAPITALIZATION AND LIABILITIES
SHAREHOLDER'S EQUITY:
  Common Stock - Par Value $100:
    Authorized - 100,000 Shares
    Outstanding - 69,000 Shares . . . . . . .  $ 6,900      $ 6,900       $ 6,900
  Paid-in Capital . . . . . . . . . . . . . .   13,069       13,069        13,069
  Retained Earnings . . . . . . . . . . . . .      222          443          -
         TOTAL SHAREHOLDER'S EQUITY . . . . .   20,191       20,412        19,969

LONG-TERM DEBT:
  Finance Obligations . . . . . . . . . . . .      433          424           416
  Advance from Parent Company . . . . . . . .    1,500        1,500         1,500
         TOTAL LONG-TERM DEBT . . . . . . . .    1,933        1,924         1,916

OTHER NONCURRENT LIABILITIES:
  Obligations Under Capital Leases. . . . . .    7,108        7,092         7,077
  Operating Reserves. . . . . . . . . . . . .   16,394       17,661        20,555
         TOTAL OTHER NONCURRENT LIABILITIES .   23,502       24,753        27,632

CURRENT LIABILITIES:
  Long-term Debt Due Within One Year. . . . .      104          104           104
  Accounts Payable:
    General . . . . . . . . . . . . . . . . .      808        1,137           800
    Affiliated Companies. . . . . . . . . . .      458          465           482
  Taxes Accrued . . . . . . . . . . . . . . .      910          997           531
  Accrued Reclamation Costs . . . . . . . . .    6,864        5,894         3,124
  Accrued Vacation Pay. . . . . . . . . . . .      781          725           772
  Workers' Compensation Claims. . . . . . . .    1,321        1,307         1,284
  Obligations Under Capital Leases. . . . . .    5,766        5,406         5,050
  Other . . . . . . . . . . . . . . . . . . .    2,476        3,191         2,508
         TOTAL CURRENT LIABILITIES. . . . . .   19,488       19,226        14,655

REGULATORY LIABILITIES AND DEFERRED CREDITS .    8,209        8,992         9,564

           TOTAL. . . . . . . . . . . . . . .  $73,323      $75,307       $73,736

                                     CENTRAL OHIO COAL COMPANY
                                     STATEMENTS OF RETAINED EARNINGS
                                     BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 1995
                                       (UNAUDITED)

                                                                          Three
                                                                          Months
                                             Month Ended                  Ended
                                  July 31,  August 31,  September 30,  September 30,
                                    1995       1995         1995           1995
                                               (in thousands)
BALANCE AT BEGINNING OF PERIOD. .   $ -        $222         $443           $ -

NET INCOME. . . . . . . . . . . .    222        221          221            664

CASH DIVIDENDS DECLARED . . . . .     -         -            664            664

BALANCE AT END OF PERIOD. . . . .   $222       $443         $ -            $ -

                    CENTRAL OHIO COAL COMPANY
      STATEMENTS OF COST OF COMMERCIAL COAL SOLD AND SHIPPED
        BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 1995
                                                                          July         August      September
                                                                          1995          1995          1995
                                                                         (in thousands, except as noted)
I.     Calculation of Cost-of-Capital Compensation:
       A. Equity Investment at Beginning of Month:
            Common Stock. . . . . . . . . . . . . . . . . . . . . . . . $  6,900      $  6,900     $  6,900
            Paid-in Capital (excluding item D and item G) . . . . . . .      450           450          450
                                                                           7,350         7,350        7,350
       B. Rate of Return Allowable per HCAR No. 22770:
            14.34% per annum, 1.195% per month. . . . . . . . . . . . .   .01195        .01195       .01195
       C. Earnings Allowable: (re investment in item A)
            1. Current Month. . . . . . . . . . . . . . . . . . . . . . $     88      $     88     $     88

            2. Year-to-Date . . . . . . . . . . . . . . . . . . . . . . $    616      $    704     $    792
       D. Equity Investment - January 1983 (Preparation Plant). . . . . $  6,431      $  6,431     $  6,431
       E. Rate of Return Allowable per HCAR No. 22770:
            13.01% per annum, 1.0842% per month . . . . . . . . . . . .  .010842       .010842      .010842
       F. Earnings Allowable: (re investment in item D)
            1. Current Month. . . . . . . . . . . . . . . . . . . . . . $     70      $     70     $     70
            2. Year-to-Date . . . . . . . . . . . . . . . . . . . . . . $    490      $    560     $    630
       G. Equity Investment - January 1983 (Other Assets) . . . . . . . $  6,188      $  6,188     $  6,188
       H. Rate of Return Allowable per HCAR No. 22770:
            12.37% per annum, 1.0308% per month . . . . . . . . . . . .  .010308       .010308      .010308
       I. Earnings Allowable: (re investment in item G)
            1. Current Month. . . . . . . . . . . . . . . . . . . . . . $     64      $     63     $     63
            2. Year-to-Date . . . . . . . . . . . . . . . . . . . . . . $    444      $    507     $    570
       J. Total Earnings Allowable:
            1. Current Month (C.1. + F.1. + I.1.) . . . . . . . . . . . $    222      $    221     $    221
            2. Year-to-Date (C.2. + F.2. + I.2.). . . . . . . . . . . . $  1,550      $  1,771     $  1,992
       K. Net Income per Statements of Income . . . . . . . . . . . . . $    222      $    221     $    221
            Add: Interest Charges . . . . . . . . . . . . . . . . . . .        4             4            4
            Less: Nonoperating Income . . . . . . . . . . . . . . . . .       90            76          172
       L. Applied Cost-of-Capital Billing Adder:
            1. Current Month. . . . . . . . . . . . . . . . . . . . . . $    136      $    149     $     53
            2. Year-to-Date . . . . . . . . . . . . . . . . . . . . . . $    890      $  1,039     $  1,092

II.    Monthly Billing Calculation:
       A. Total Operating Expenses (a). . . . . . . . . . . . . . . . . $  5,927      $  6,105     $  4,319
       B. Add: Monthly Cost-of-Capital Billing
            Adder as Applied per L. 1. of Section I . . . . . . . . . .      136           149           53
       C. Cost Applicable to Current Month Coal Billings(b) . . . . . . $  6,063      $  6,254     $  4,372
       D. Coal Sold and Shipped in Current Month (in tons)(b) . . . . .   86,514        94,110       68,590
       E. Average Price per Ton (in dollars) (C/D)(b) . . . . . . . . .   $70.08        $66.46       $63.73

(a) As represented by "Cost of Operation" plus "Federal Income Taxes" reported in Statements of Income.
(b) Sales were to the Parent Company - Ohio Power Company for the Muskingum River Plant.
/TABLE

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
                       CENTRAL OHIO COAL COMPANY
          ANALYSIS OF OPERATING RESERVES AND DEFERRED CREDITS
        BY MONTH-END, FOR THE QUARTER ENDED SEPTEMBER 30, 1995

                                               July 31,    August 31,  September 30,
                                                 1995         1995         1995
                                                         (in thousands)

Operating Reserves:
  Accrued Postretirement Benefits
    Other Than Pensions . . . . . . . . . . .  $ 8,740      $ 8,992       $ 9,244
  Accrued Reclamation Costs . . . . . . . . .    5,022        5,609         7,813
  Public Liability Insurance. . . . . . . . .       13           13            13
  Workers' Compensation . . . . . . . . . . .      746          745           755
  Postemployment Benefits . . . . . . . . . .    1,016        1,016         1,016
  Accrued Rent. . . . . . . . . . . . . . . .      857        1,286         1,714

      Total Operating Reserves. . . . . . . .  $16,394      $17,661       $20,555

Regulatory Liabilities and Deferred Credits:
  Gain on Sale and Leaseback of Plant . . . .   $6,790       $6,651        $6,512
  Mining Cost Normalization . . . . . . . . .    1,385        2,283         3,052
  Other . . . . . . . . . . . . . . . . . . .       34           58          -

      Total Regulatory Liabilities and
        Deferred Credits. . . . . . . . . . .   $8,209       $8,992        $9,564

                       CENTRAL OHIO COAL COMPANY
              INFORMATION CONCERNING CAPITAL IMPROVEMENTS
               FOR THE QUARTER ENDED SEPTEMBER 30, 1995

   There were no significant changes with regard to the Company's mining plant during the quarter.

                         CENTRAL OHIO COAL COMPANY
                    ANALYSIS OF MINING PLANT IN SERVICE
                  AND RELATED ACCUMULATED PROVISIONS FOR
                       DEPRECIATION AND AMORTIZATION
          BY MONTH-END, FOR THE QUARTER ENDED SEPTEMBER 30, 1995

                                         July 31, 1995                 August 31, 1995               September 30, 1995
                                                      Net                             Net                             Net
                                Gross  Accumulated  Carrying    Gross  Accumulated  Carrying    Gross  Accumulated  Carrying
                                Cost    Provisions   Amount     Cost    Provisions   Amount     Cost    Provisions   Amount
                                                                      (in thousands)

          Description
Surface Lands. . . . . . . . .   $   324   $  -      $   324    $   324   $  -       $   324     $   324   $  -       $   324

Mining Structures
  and Equipment. . . . . . . .    64,655    46,082    18,573     64,565    46,554     18,011      64,565    47,081     17,484

Coal Interests
  (net of depletion) . . . . .     9,237      -        9,237      8,976      -         8,976       8,797       -        8,797

Mine Development Costs . . . .     2,292     2,066       226      2,292     2,071        221       2,292     2,076        216

    Total Mining Plant in
      Service. . . . . . . . .   $76,508   $48,148   $28,360    $76,157   $48,625    $27,532     $75,978   $49,157    $26,821
/TABLE

                    CENTRAL OHIO COAL COMPANY
                INFORMATION CONCERNING OPERATIONS
             FOR THE QUARTER ENDED SEPTEMBER 30, 1995

   In August 1995 the Company announced the reduction of 66 employees from its Muskingum Mine as part of the American Electric Power (AEP) System's clean air compliance plan. Approximately 230 remain in the Company's work force.
In order to reduce the high-sulfur coal inventory at the Muskingum River Plant, the Company implemented the work force reduction in August.

                       CENTRAL OHIO COAL COMPANY
                    STATEMENTS OF COST OF OPERATION
          BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 1995

                                                                             Three
                                                                             Months
                                                July    August   September   Ended
                                                1995     1995      1995     9/30/95
                                                             (in thousands)
Direct Labor-UMW* . . . . . . . . . . . . . .  $   50   $   63     $   35   $   148
Indirect Labor-UMW* . . . . . . . . . . . . .     462      574        355     1,391
Benefits-UMW* . . . . . . . . . . . . . . . .     769      865        490     2,124
Salaries and Benefits-Nonunion. . . . . . . .     431    1,063        348     1,842
Operating Supplies. . . . . . . . . . . . . .     349      536        295     1,180
Repair Parts and Materials. . . . . . . . . .     588      180        208       976
Electricity and Other Utilities . . . . . . .     159      183        161       503
Outside Services-Maintenance, Haulage
  and Reclamation . . . . . . . . . . . . . .      97      199         86       382
Taxes Other Than Federal Income Taxes** . . .     180      185        155       520
Rental of Equipment . . . . . . . . . . . . .     787      791        833     2,411
Depreciation, Depletion and Amortization. . .     616      414        332     1,362
Mining Cost Normalization***. . . . . . . . .     604      898        769     2,271
Reclamation Cost - Net. . . . . . . . . . . .    (676)    (383)      (565)   (1,624)
Other Production Costs. . . . . . . . . . . .   1,067      612        717     2,396

Subtotal. . . . . . . . . . . . . . . . . . .   5,483    6,180      4,219    15,882

Transfers of Production Costs (to)/from
  Coal Inventory. . . . . . . . . . . . . . .     336      (87)       103       352

          Total . . . . . . . . . . . . . . .  $5,819   $6,093     $4,322   $16,234

  *    United Mine Workers of America.
 ** Excludes FICA, Federal Unemployment and State Unemployment. These costs are reflected in employee benefits.
*** Represents the deferral/accrual required to establish a selling price based on forecasted results for the remainder of the year. The amount of mining cost normalization is established on an "overall" company basis (i.e., not itemized) and is eliminated by year-end.

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
                       CENTRAL OHIO COAL COMPANY
                 SCHEDULE OF CHANGES IN COAL INVENTORY
          BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 1995


                                       July              August            September
                                       1995               1995                1995
                                                     (in thousands)

Coal Stockpile:*
Ending Inventory. . . . . . . .        $ 184              $271                $ 168

Beginning Inventory . . . . . .          520               184                  271

Increase (Decrease) in Coal
  Stockpile Inventory . . . . .        $(336)             $ 87                $(103)

 * The production level of coal at the Company has been greater than the demand for coal at Muskingum River Plant, which has created a raw coal stockpile.